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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                Amendment No. 6
                               (Final Amendment)

                                      and

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               ----------------

                           UNISOURCE WORLDWIDE, INC.
                           (Name of Subject Company)

                           ATLANTA ACQUISITION CORP.
                          GEORGIA-PACIFIC CORPORATION
                                   (Bidders)

                    Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                  909208 10 0
                     (CUSIP Number of Class of Securities)

                               ----------------

                             James F. Kelley, Esq.
                 Senior Vice President Law and General Counsel
                          Georgia-Pacific Corporation
                              133 Peachtree, N.E.
                               Atlanta, GA 30303
                                 (404) 652-4000
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                With Copies to:
                          Creighton O'M. Condon, Esq.
                              Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

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 1. Name of Reporting Person
    S.S. or I.R.S. Identification No. of Person Above
    Georgia-Pacific Corporation

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 2. Check the appropriate Box if a member of a Group

                                                                       (a) [_]
                                                                       (b) [_]

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 3. SEC Use Only

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 4. Source of Funds
    BK

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 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(e) or 2(f)

                                                                           [_]

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 6. Citizenship or Place of Incorporation
    Georgia

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 7. Aggregate Amount Beneficially Owned by Each Reporting Person
    63,732,482

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 8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares

                                                                           [_]

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 9. Percent of Class Represented by Amount in Row (7)
    90.7%

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 10. Type of Reporting Person
     CO

                                       2
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 1. Name of Reporting Person
    S.S. or I.R.S. Identification No. of Person Above
    Atlanta Acquisition Corp.

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 2. Check the appropriate Box if a member of a Group

                                                                       (a) [_]
                                                                       (b) [_]

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 3. SEC Use Only

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 4. Source of Funds
    AF

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 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(e) or 2(f)

                                                                           [_]

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 6. Citizenship or Place of Incorporation
    Delaware

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 7. Aggregate Amount Beneficially Owned by Each Reporting Person
    63,732,482

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 8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares

                                                                           [_]

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 9. Percent of Class Represented by Amount in Row (7)
    90.7%

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 10. Type of Reporting Person
     CO

                                       3
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  This Amendment No. 6 (Final Amendment) to the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on May 28, 1999 (the "Schedule 14D-1") relates to the offer by Atlanta Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Georgia-Pacific Corporation, a Georgia corporation ("Parent"), to purchase all outstanding shares of common stock, par value $.001 per share (the "Shares"), of Unisource Worldwide, Inc., a Delaware corporation (the "Company"), at a price of $12.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated May 28, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were attached as exhibits to the Schedule 14D-1. Pursuant to Instruction F of Schedule 14D-1, this Amendment No. 6 is submitted in satisfaction of the reporting obligations of Purchaser and Parent under Section 13(d) of the Securities Exchange Act of 1934, as amended.

Item 6. Interest in Securities of the Subject Company.

  Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:

  The Offer expired as scheduled at 12:00 midnight, New York City time, on Friday, June 25, 1999. Based on a preliminary count, 63,732,482 Shares were tendered (of which 4,465,195 Shares were tendered pursuant to notices of guaranteed delivery) which, when combined with the 1,000 Shares beneficially owned by Parent, represents approximately 90.7% of the issued and outstanding Shares. On Saturday, June 26, 1999, effective as of 12:01 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. Parent intends to effect the Merger of Purchaser with and into the Company promptly. Parent and Purchaser own a sufficient number of Shares to enable Purchaser to effect the Merger without a vote or meeting of the Company's stockholders. Pursuant to the Merger, Shares of the Company that were not tendered into the Offer (other than Shares held by (i) the Company or (ii) Parent and its subsidiaries) will be converted into the right to receive $12.00 per Share in cash, subject to dissenters' rights. Following the Merger, the Company will become a wholly owned subsidiary of Parent. A press release issued by Parent on June 28, 1999 announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit
(a)(15) and is incorporated herein by reference.

Item 11. Material to Be Filed as Exhibits.

  Item 11 of the Schedule 14D-1 is hereby amended and supplemented by the addition of the following exhibits thereto:

  Exhibit (a)(15) Press Release issued by Parent dated June 28, 1999.

  Exhibit 99.3 Agreement among Georgia-Pacific Corporation and Atlanta Acquisition Corp. pursuant to Rule 13d-1(k)(1)(iii).

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 28, 1999

                                          ATLANTA ACQUISITION CORP.

                                          BY: /s/ James F. Kelley
                                             ----------------------------------
                                             Name: James F. Kelley
                                             Title: Vice President and
                                                    Secretary



                                       5
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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 28, 1999

                                          GEORGIA-PACIFIC CORPORATION

                                          BY: /s/ James F. Kelley
                                             ----------------------------------
                                             Name: James F. Kelley
                                             Title: Senior Vice President Law
                                                    and General Counsel



                                       6
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                                 EXHIBIT INDEX

 Exhibit No.
 (a)(15)     Press Release issued by Parent, dated June 28, 1999.
 99.3        Agreement among Georgia-Pacific Corporation and Atlanta
             Acquisition Corp. pursuant to Rule 13d-1(k)(1)(iii).